Exhibit 99.1

Nisun International Announces a $82 million Corn Supply Agreement

SHANGHAI, China, December 2, 2024 /PRNewswire/ — Nisun International Enterprise Development Group Co., Ltd. (“Nisun International” or the “Company”) (Nasdaq: NISN), a technology and industry-driven integrated supply chain solutions provider, today announced a significant expansion into the agricultural supply chain with a strategic cooperation agreement with Henan Yingda Feng Agricultural Development Co., Ltd. (“Henan Yingda Feng”). The agreement, which involves the annual supply of 200,000 tons of corn products, is valued at approximately RMB 600 Million (approximately $82 million USD).

This agreement marks another major milestone in Nisun International’s efforts to diversify its business and strengthen its position as a leading supply chain solutions provider. Following its successful entry into the rubber supply chain industry, Nisun International is leveraging its advanced supply chain capabilities to drive innovation and efficiency in the agricultural sector.

Strategic Highlights of the Agreement:

1.	A Strategic Expansion in Agricultural Supply Chains: Building on its foundation as a leading supplier of eggs and its expansion into the rubber supply chain, Nisun International’s move into corn supply chain solutions represents a significant breakthrough in its agricultural supply chain strategy.

2.	Recognition in Henan Province, China’s Agricultural Hub: Henan Province, one of China’s largest producers and consumers of agricultural products, underscores the importance of Nisun International’s supply chain services. This collaboration demonstrates the growing recognition of Nisun International’s capabilities by key players in the agricultural sector.

“This agreement is a testament to our ability to deliver value to core users in critical industries,” said Xin Liu, CEO of Nisun International. “Our entry into the corn supply chain builds on our proven expertise in integrated supply chain services, highlighting our ability to support key agricultural regions like Henan Province. We are proud to contribute to the development of China’s agricultural supply chain ecosystem.”

About Nisun International Enterprise Development Group Co., Ltd.

Nisun International Enterprise Development Group Co., Ltd. (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its industry experience, Nisun International is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun International provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun International continues to deepen the field of industry segmentation through industrial and financial integration. Focusing on industry-finance linkages, Nisun International aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-international.com/

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun International’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun International encourages you to review other factors that may affect its future results in Nisun International’s registration statement and in its other filings with the Securities and Exchange Commission. Nisun International assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts

Nisun International Enterprise Development Group Co., Ltd

Investor Relations
Tel: +86 (21) 6266-2366
Email: ir@cnisun.com